Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

February 20, 2024

Filed via EDGAR
Ms. Deborah O’Neal
Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Ivy Variable Insurance Portfolios (File No. 333-276543)

Dear Ms. O’Neal and Mr. Manion:
On behalf of Ivy Variable Insurance Portfolios (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrant’s Proxy Statement/Prospectus Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed as part of the proposed reorganizations of Delaware VIP Global Equity, a series of the Registrant, into Delaware Ivy VIP Global Growth, a series of the Registrant, and Delaware VIP International Series, a series of Delaware VIP Trust, into Delaware Ivy VIP International Core Equity, a series of the Registrant.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.
Accounting Comments

1.	Comment: The Proxy Statement/Prospectus does not include a consent from the Funds’ independent registered public accounting firm. Please include the consent in the next pre-effective amendment.

Response: The Registrant confirms that the consent from the Funds’ independent registered public accounting firm will be included as an exhibit to the next pre-effective amendment.

2.	Comment: Please include the financial highlights for each Fund for the fiscal year ended December 31, 2023.

Response: The financial highlights have been updated as requested.

Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

3.	Comment: Please confirm the most recent fee and expense information for the Funds has been used to prepare the fee and expense tables.
Response: The Registrant confirms that the fee and expense tables included in the Proxy Statement/Prospectus reflect the most recent fee and expense information for the Funds.

4.
Comment: Please confirm that no portfolio repositioning is anticipated as part of the reorganization outside of each Fund’s normal investment activities. If repositioning is anticipated, please disclose in the Proxy Statement/Prospectus the estimated level of repositioning and the anticipated tax impact of such repositioning on Fund shareholders (e.g., anticipated realized gains/losses, potential distributions, and whether the Fund can utilize any capital loss carryforwards to offset gains).

Response: The Registrant confirms that no portfolio repositioning is anticipated as part of the Reorganization outside of each Fund’s normal investment activities.

5.	Comment: Please update the capitalization tables to reflect information as of a more recent date.

Response: The capitalization tables have been updated as requested.

6.	Comment: Please add the estimated costs of the reorganization to the relevant footnote to the capitalization tables.

Response: The requested changes have been made.

7.
Comment: In the section “More Information About the Funds — Additional Information,” please ensure that the most recent registration statement and/or shareholder report for each Fund is included (with corresponding hyperlink), as applicable.

Response: The requested changes have been made.

8.
Comment: In the Statement of Additional Information, please review and confirm that the filing dates and accession numbers provided for the documents incorporated by reference are correct and update the corresponding hyperlinks, as applicable.

Response: The Registrant will review and make any necessary changes.
Legal Comments

9.	Comment: In the Notice of Special Meeting of Shareholders, please provide contact information for technical assistance during the meeting.

Response: The requested change has been made.

10.
Comment: Under “What are the Board recommendations regarding each of the Reorganizations?”, the disclosure states that the Board considered that each Acquiring Fund’s overall total expense ratio is expected to be equal to or lower than the corresponding Acquired

Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

       Fund’s total expense ratio following the Reorganizations, taking into account applicable expense limitation arrangements. Please clarify here the date the pro forma expense limitations are set to expire.
Response: The requested change has been made.

11.
Comment: The gross expense ratio is higher for the combined Acquiring Fund in some cases. Please clarify this in the relevant disclosure in conjunction with the application of any expense limitation agreement (i.e., that expenses will be higher before any fee waiver or expense reimbursement).

Response: The requested change has been made.

12.	Comment: Under “How will the Reorganization affect Fund fees and expenses?”, please state when any expense limitation agreements are scheduled to expire.

Response: The requested changes have been made.

13.
Comment: Under “How will the Reorganization affect Fund fees and expenses?”, please clarify the discussion of the voluntary waivers to explain that they may be terminated at any time, resulting in higher management fee, and that there is a possibility that such waivers will not be extended.

Response: The Registrant has further reviewed this disclosure and determined that the discussion of a voluntary waiver was erroneously included. The Registrant has accordingly removed the references to a voluntary waiver from the Proxy Statement/Prospectus.

14.
Comment: On page 11, it states, “For both Funds, an investment policy or restriction that states a maximum percentage of the Fund’s assets that may be so invested or prescribes quality standards typically is applied immediately after, and based on, the Fund’s acquisition of an asset.” Please explain how this language impacts the Funds’ investment restrictions regarding illiquid investments.

Response: The Registrant confirms that each Fund applies its non-fundamental investment restriction regarding illiquid investments on an ongoing basis consistent with Rule 22e-4, and not only at the time of acquisition.

15.
Comment: In the discussion of the principal investment strategies of Delaware VIP International Series and Delaware Ivy VIP International Core Equity, please explain how Delaware Ivy VIP International Core Equity determines the location of an issuer.

Response: The disclosure has been revised as requested.

16.
Comment: Delaware Ivy VIP International Core Equity, but not Delaware VIP International Series, includes a value stock risk and a large-capitalization company risk. If not already stated, please explain how these risks constitute differences in the comparative discussion of the Funds’ principal investment strategies.

Response: The Registrant notes that each Fund considers an issuer’s relative value as part of its principal investment strategy and accordingly, an investment in each Fund is subject to risks associated with value investing, notwithstanding that the description of the Funds’ principal risks as set forth in their respective prospectuses may include certain stylistic differences. The Registrant further notes that Delaware VIP International Series does not disclose a strategy to invest in companies of any particular capitalization size, and accordingly can invest in companies of all capitalization sizes, including large-capitalization companies, and is therefore subject to attendant risks of such investments as part of its principal strategies. The Registrant therefore believes that the Funds’ principal investment strategies do not materially differ with respect to value stocks or large-capitalization companies. The Registrant also notes that the principal investment strategies and principal risks identified for each Fund in the Proxy Statement/Prospectus align with the Fund’s current prospectus disclosure. Accordingly, the Registrant respectfully declines to revise the risk comparison table in the Proxy Statement/Prospectus to avoid any potential confusion or inconsistency with the applicable prospectus, but has clarified in the narrative discussion of the risk comparison that both Funds are subject to the above referenced risks, although potentially to differing degrees.

17.	Comment: Please confirm that foreign and emerging markets risk applies to both Delaware VIP International Series and Delaware Ivy VIP International Core Equity.

Response: The Registrant notes that Delaware VIP International Series discloses a “Foreign and emerging markets risk,” while Delaware Ivy VIP International Core Equity discloses both a “Foreign risk” and “Emerging markets risk.” Accordingly, both Funds are subject to both risk factors.

18.
Comment: The third sentence in the paragraph following the table for each Reorganization under “What are other key features of the Funds?” discusses the fees and expenses to be experienced by Fund shareholders after waivers. Please clarify in each discussion that these waivers will be in place for a limited period of time and that decreased expenses may not continue beyond the waiver period. Please also clarify, if applicable, that the waiver is voluntary.

Response: The requested changes will be made; please see also Registrant’s response to Comment 13 above with respect to voluntary waivers.

19.
Comment: Under “How many votes are necessary to approve the Plan?”, there is a discussion of the treatment of broker non-votes. Because there will not be any broker non-votes given the nature of the proposals to be voted on by shareholders, please delete the references to broker non-votes and disclose that neither the Fund(s) nor their agents will count uninstructed shares as present for quorum or any other purposes.

Response: The Registrant agrees that there will not be any broker non-votes given the nature of the proposals to be voted on by shareholders; however, the Registrant notes that discussion of the treatment of broker non-votes is specifically required by Item 7(c)(2) of Form N-14 (cross-referencing Item 21 of Schedule 14A), and accordingly, respectfully declines to revise this disclosure. The Registrant further notes that the relevant disclosure states that there are unlikely to be any broker non-votes at the Meeting, given the matters expected to be presented at the Meeting.

Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody